                          MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-2605
                                  212-838-1177
                               FAX - 212-838-9190

                                 March 27, 2006

                                                            WRITER'S DIRECT LINE
                                                                  (212) 838-8269

BY FACSIMILE ((202) 772-9210)
------------

Rebekah Toton, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

                  Re:      Sona Mobile Holdings Corp.
                           Registration Statement on Form SB-2
                           Filed December 19, 2005
                           File No. 333-130461

Dear Ms. Toton:

         As we discussed, the attachment to this letter contains the text of the
Risk Factor that the company proposes to include in the above-referenced
Registration Statement as per your request. It also contains an insert that the
Company proposes to add at the end of the MD&A section outlining its Company's position on this matter.

         As always, I look forward to hearing from you after you have reviewed these disclosure items.

                                             Very truly yours,

                                             /S/ JOEL J. GOLDSCHMIDT
                                             ----------------------------------
                                             Joel J. Goldschmidt

[Attachments]

RISK FACTOR

AS A RESULT OF OUR INCLUSION OF CERTAIN SECURITIES IN AN EARLIER VERSION OF THIS
REGISTRATION STATEMENT, THE SECURITIES AND EXCHANGE COMMISSION HAS QUESTIONED
THE AVAILABILITY OF AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE
SECURITIES ACT IN CONNECTION WITH THE SALE OF THOSE SECURITIES. IF THE EXEMPTION
IS NOT AVAILABLE, IT COULD HAVE ADVERSE ECONOMIC AND FINANCIAL CONSEQUENCES TO
US.

            In January 2006, while the registration statement (of which this prospectus is a part) was pending review by the Securities and Exchange
Commission, we entered into a strategic alliance licensing and distribution agreement with Shuffle Master, Inc. under which we agreed to develop certain wireless gaming technology for Shuffle Master. In connection with that agreement, we sold 2,307,693 shares of our Common Stock and warrants to purchase up to an additional 1,200,000 shares of our Common Stock to Shuffle Master, Inc.
for $3.0 million. The proceeds from the sale of those securities were intended to provide us with the working capital we would need to fulfill our obligations under the agreement. Since we agreed to register the purchased shares and the shares underlying the warrants, we included them in an earlier version of this registration statement.

            We were then informed by the staff of the Commission that, because we included those securities in a pending registration statement, they questioned the availability of the exemption from registration that we were claiming. The availability of the exemption requires that the transaction have a conclusion. Including the Shuffle Master securities in the pending registration statement raised the question as to whether the transaction with Shuffle Master had, in fact, concluded. The Commission suggested that we remove the Shuffle
Master securities from the then pending resale registration statement. We have complied with that suggestion. However, if a court of competent jurisdiction were to ultimately determine that an exemption was not available, we may have to offer Shuffle Master rescission rights. If Shuffle Master asserted that right and prevailed, we may not have the resources to return the consideration and we might have to seek bankruptcy protection. In addition, we, and possibly some of our officers, may also be subject to penalties. We believe that the Shuffle
Master transaction was exempt from the registration requirements of the
Securities Act and we would vigorously contest any claim to the contrary. See
"Management's Discussion and Analysis or Plan of Operation."

MD&A

SHARES OF OUR COMMON STOCK AND WARRANTS SOLD TO SHUFFLE MASTER AND INCLUDED IN
AN EARLIER VERSION OF THIS REGISTRATION STATEMENT MAY HAVE BEEN OFFERED AND SOLD
WITHOUT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

            In January 2006, while the registration statement (of which this prospectus is a part) was pending review by the Securities and Exchange
Commission, we entered into a strategic alliance licensing and distribution agreement with Shuffle Master under which we agreed to develop certain wireless gaming technology for Shuffle Master. In connection

with that agreement, we sold 2,307,693 shares of our common stock and warrants to purchase up to an additional 1,200,000 shares of our common stock to Shuffle
Master, Inc. for $3.0 million. The proceeds from the sale of those securities were intended to provide us with the working capital we would need to fulfill our obligations under the agreement. Since we agreed to register the purchased shares and the shares underlying the warrants, we included them in the pending registration statement. We were subsequently informed by the staff of the
Commission that, because we included those securities in a pending registration statement, they were questioning the availability of the exemption from registration that we were claiming. The availability of the exemption requires that the transaction have a conclusion. Including the Shuffle Master securities in the pending registration statement raises the question whether the transaction with Shuffle Master ever concluded. The Commission suggested that we remove the Shuffle Master securities from the pending resale registration statement, which we have done.

            Notwithstanding that removal, if a court of competent jurisdiction were to ultimately determine that an exemption was not available, we may have to offer Shuffle Master rescission rights. In addition, we, and possibly some of our officers, may also be subject to penalties. However, we believe the sale of securities to Shuffle Master was exempt from the registration requirements of the Securities Act as a valid private placement transaction under Sections 4(2)
and 4(6) of the Securities Act. Our belief is based on a variety of factors, including the following:

            o  Shuffle Master is a sophisticated accredited investor that paid for and took possession of legended securities;

            o  the negotiation of the strategic alliance agreement, including the sale of shares of our Common Stock to Shuffle Master, began before the registration statement was filed;

            o  the sale of the shares and the issuance and issuance of the warrant were effected in connection with the strategic alliance agreement and the proceeds of the sale were intended to assist us in our development of the technology we agreed to develop for
               Shuffle Master in accordance with that agreement;

            o  although we agreed to register the shares sold to Shuffle Master and the shares underlying the warrant we issued to Shuffle
               Master, we did not specifically agree to include those securities in the pending registration statement;

            o  we have not been soliciting or marketing any of the securities covered by the registration statement;

            o  the shares sold to Shuffle Master and those underlying the warrant were subsequently removed from the registration
               statement.

            For all of the foregoing reasons and because at this time the SEC has only questioned the availability of an exemption, we have determined that, in connection with this matter, we are not required to charge our 2005 earnings for any estimated loss contingency, provide pro forma financial data or disclose the existence of a loss contingency. Nevertheless, we have disclosed in the notes to our consolidated financial statements the fact that the Commission has questioned the availability of an exemption.